THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                June 4, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   TriView Global Fund, Limited Partnership (the "Fund")
      Form 10-K for the year ended 12/31/2006 Filed 4/3/2007
      File No. 333-119655

Dear Ms. Van Doorn,

      We have reproduced below the comments provided in your letter to the Issuer of May 21, 2007, and have supplied their response immediately following each of the comments. The Fund will file an amendment to its 10-K for the year ended 2006 (the "Amendment") within one month of the filing of this response. The Amendment will contain the changes discussed below. If any changes are made to the financials included in the Form 10-Q filed for the first quarter of 2007, the Fund will file an amendment to that report as well.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your annual report in light of your financial statement deficiencies.

Response:      The certifying officer has determined that its controls and procedures need to be changed as follows. All filings will be compared to previous accepted filings to review for completeness and accuracy, along with a review of SEC rules and regulations that emphasizes any changes to said rules and regulations since the last accepted filing. In addition, both the certified public accountant who prepared the original financials on behalf of the fund and the independent certified public accountant performing the audit will initiate an additional final review stage of one another's work to check for completeness and accuracy.

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Financial Statements and Notes

General

2. Besides inception to date, you only provide two years of information for the statement of operations, changes in net assets, and cash flows. Tell us how you considered item 3.02(a) of Regulation S-X in determining that you have covered the required periods in your financial statements or revise to include.

Response:      To comply with Item 3.02(a) of Regulation S-X, the Amendment will include financials that include three years of financial information.

Report of Independent Registered Public Accounting Firm. page F-2

3. We noted that your accountants did not opine on the consolidated statement of operations, changes in net assets, and cash flows for period from inception (October 1, 2004) to December 31, 2006. Please confirm us that you received a manually signed audit opinion from the independent registered public accounting firm that opines on the referenced financial statements. A conforming signature should be included on the audit report in all future filings, including amendments to this Form 10-K.

Response:      The opinion that appears in the financial statements of the
Amendment will cover all periods covered by the financial statements. See our response to 2, above.

4. We note you have not included your audit opinion for the financial statements for the year ended December 31, 2005. Tell us how you considered the guidance in Rule 2-02 of Regulation S-X.

Response:      See our response to 3, above.

Note 2 - Significant Accounting Policies

Offering Expenses and Organizational Costs page F-7

5. We note you have not recorded any expenses, including audit fees, on your financial statements. Tell us how you considered SAB Topic 5.T.

Response:      Both the predecessor and current independent accountants for the Fund have taken the position that all expenses, including audit fees, should be treated as organization and offering expenses and be capitalized. These capitalized items are then to be expensed after the twelfth month of operation. This treatment is defined clearly in the prospectus and described in the breakeven analysis, as reviewed by the SEC.

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This treatment was chosen based on the fact that it most directly represents the economic substance of the transactions. In considering the guidance of SAB Topic 5.T, the independent accountant recognizes the staff's desire to expand the scope of Financial Accounting Standards Statement No. 123 (revised
2004), Share-Based Payment (Statement 123R). In the case of audit fees related to the Fund, the benefit of the expense goes to the unitholders and is recorded as an asset along with other offering and organizational expenses. A corresponding payable is recorded that will be expensed and paid after the twelfth month of operations, as described in the prospectus. The current treatment achieves the objective of ensuring that expenses benefiting the company be included on the companies financial statements.

Certifications

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual, Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings, including an amendment to this filing, to exclude the title of the certifying individual from the opening sentence.

Response:      The inclusion of the title of Mr. Pacult in the opening
sentence was only to identify that Mr. Pacult is in fact that appropriate person to sign the certification, which we hereby confirm he signed in a personal capacity. Future certifications filed by Mr. Pacult will not include his title in the opening sentence.

End of Responses.

      We are available to amplify or clarify any response.

                                                Very truly yours,



                                                /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm

WSS/lf

cc:   TriView Capital Management, Inc.
      Managing Member

                       TRIVIEW CAPITAL MANAGEMENT, INC.
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306

                                                 June 4, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   TriView Global Fund, Limited Partnership (the "Issuer")
      Form 10-K for the year ended 12/31/2006 Filed 4/3/2007
      File No. 333-119655

Dear Ms. Van Doorn,

      The undersigned managing member of the Issuer hereby acknowledges that:

* the Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

      We are available to amplify or clarify our response.

                                                Very truly yours,


                                                /s/ Michael Pacult
                                                Michael Pacult
                                                President